December 30, 2009

VIA EDGAR and FACSIMILE (202) 772-9203

Mellissa Campbell Duru, Esq.

Special Counsel

United States Securities and Exchange Commission

Washington, DC 20549-3628

Re:	Invitel Holdings A/S (“Invitel” or the “Company”)
Schedule 14D-9 filed on December 18, 2009 (the “Schedule”)
SEC File No. 05-84772

Dear Ms. Duru:

On behalf of our client, Invitel, we have arranged to be filed today via EDGAR with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Schedule (“Amendment No. 1”). Amendment No. 1 reflects changes made in response to the comments of the Staff contained in its letter of December 24, 2009 to White & Case LLP.

Set forth below are responses to the Staff’s letter. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by our client’s response.

Item 4. The Solicitation or Recommendation, page 5

Comment 1

We refer you to disclosure regarding the Independent Directors’ review of the offer with its financial advisor, Houlihan Lokey Howard & Zukin. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, please advise us of whether consideration has been given to summarizing your discussions with Houlihan in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Independent Director Committee. Please refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

In considering whether to include a summary of the Independent Director Group’s discussions with Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) or to attach any written analyses or presentation materials prepared by Houlihan Lokey, the

December 30, 2009

Company took into account (i) the other disclosures that are contained in the Schedule 14D-9, including that Houlihan Lokey was not asked to, and did not, render any opinion as to the fairness, from a financial point of view, of the Offer, (ii) that Schedule 14D-9 does not require a summary of financial advisory written analyses or presentation materials or the filing of such written analyses or presentation materials as exhibits to the Schedule 14D-9, and (iii) that a summary of financial advisory written analyses or presentation materials is not customarily provided in the context of a Schedule 14D-9.

The Company also considered the requirement of Schedule 14D-9 to provide the reasons for the Independent Director Group’s position of neutrality regarding the Offer, for which the presentation materials of Houlihan Lokey was only one consideration. The Company does not believe that the lack of disclosure of a summary of the Independent Director Group’s discussions with Houlihan Lokey or its decision not to attach any written analyses or presentation materials prepared by Houlihan Lokey in providing its advisory services is misleading from the perspective of the Company’s minority shareholders. The presentation materials of Houlihan Lokey were preliminary in nature and were prepared in connection with a potential fairness opinion which, as previously disclosed, was not requested or delivered. Furthermore, the Company has included in its Schedule 14D-9 disclosure regarding the factors that the Independent Director Group advises the Company’s minority shareholders to take into account when evaluating the Offer, including but not limited to factors that were addressed in the draft presentation materials prepared by Houlihan Lokey.

In light of the foregoing, and after a review of the Schedule 14D-9 as a whole, the Company believes that it has satisfied its Schedule 14D-9 obligation to furnish material information that may be necessary to make the required statements within the Schedule 14D-9, in light of the circumstances under which they are made, not misleading, and does not believe any additional disclosure is necessary at this time.

Item 8. Additional Information, page 18

Forward Looking Statements, page 20

Comment 2

We note the reference to the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please remove the reference to the PSLRA or revise to clarify that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

In accordance with the Staff’s comments, the Company has amended the Schedule to remove the reference to the PSLRA.

December 30, 2009

The Company acknowledges that it is responsible for the adequacy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*    *    *

We believe the foregoing is responsive to the Staff’s comments and hope we have resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.

If you have any questions regarding Amendment No. 1 or the foregoing responses, or if any additional information is needed, please call Mark Mandel or David Johansen of this firm at (212) 819-8200.

Sincerely,

/s/ WHITE & CASE LLP

White & Case LLP

cc:	Robert Bowker, Chief Financial Officer

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